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[Quality Dining Letterhead]

Dear Fellow Shareholders:

     On May 9, 2000, NBO, LLC, began its ill-considered hostile tender offer to buy your shares of Quality Dining stock at a price of $5.00 per share. By now you may have received NBO's tender offer materials.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT NBO'S OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS. ACCORDINGLY, YOUR BOARD RECOMMENDS THAT YOU REJECT NBO'S OFFER AND NOT TENDER ANY OF YOUR SHARES.

     Quite simply, your Board believes that NBO's offer is being made for the WRONG PRICE at the WRONG TIME and is ill-considered and UNLIKELY TO SUCCEED. IN ESSENCE, NBO'S LATEST OFFER IS NO DIFFERENT FROM THE OFFER YOU REJECTED AT THE LAST ANNUAL MEETING OF SHAREHOLDERS WHEN YOU DEFEATED NBO'S SLATE OF DIRECTORS AND ITS PROPOSAL TO TERMINATE THE COMPANY'S RIGHTS PLAN. NBO is not offering our shareholders anything new or appropriate, and your Board has no intention of facilitating NBO's offer by terminating the Rights Plan or taking other actions under Indiana law requested by NBO. YOUR BOARD BELIEVES THAT IT IS TIME FOR NBO TO STOP WASTING THE COMPANY'S TIME AND RESOURCES AND ALLOW MANAGEMENT TO RETURN TO DEVOTING 100% OF ITS ENERGIES TO CARRYING OUT THE COMPANY'S LONG-TERM STRATEGY.

WRONG PRICE:

     - Your Board believes that neither the current stock price nor NBO's offer price reflects the inherent value of the Company.

     - McDonald Investments Inc., the Company's financial advisor, has delivered its opinion that the offer price is inadequate to the Company's shareholders from a financial point of view.

WRONG TIME:

     - Your Board's long-term strategy for restoring shareholder value is beginning to produce positive results, but NBO's offer is carefully timed to take advantage of the current low price of our stock.

     - The offer is an attempt by NBO to capture for itself the future growth in revenues, net income and cash flow that your Board believes will be realized from the implementation of our long-term strategy.

UNLIKELY TO SUCCEED:

     - Your Board believes that NBO will not be able to arrange the necessary financing to complete its offer. As NBO well knows, the approximately $60 million of indebtedness outstanding under the Company's bank revolving credit agreement will likely need to be refinanced if NBO completes the offer. NBO has presented no plan or proposal for refinancing that indebtedness.

     - NBO is also aware that the Company will likely be in breach of its important franchise agreements, which could result in the forced closure of approximately 100 of the Company's Burger King and Chili's restaurants if NBO completes the offer. NBO has presented no plan or proposal for obtaining franchisor consents.

     - Your Board believes that it is unlikely that any responsible lender -- including NBO's principals -- will be willing to provide financing for NBO's offer if satisfactory arrangements are not put in place with the Company's banks and franchisors. NBO CLAIMS THAT ITS OFFER IS NOT SUBJECT TO A FINANCING CONDITION BUT YOUR BOARD BELIEVES THAT, IN REALITY, NBO WILL NOT BE ABLE TO OBTAIN ADEQUATE FINANCING AND ITS OFFER IS, IN EFFECT, ILLUSORY.

                          [QUALITY DINING LETTERHEAD]
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     As we advised you during NBO's proxy contest, your Board has implemented a long-term strategy to rebuild the Company and to maximize shareholder value by optimizing cash flow, aggressively reducing debt, improving our restaurant operations and disposing of underperforming assets, coupled with measured growth and a moderate stock repurchase program. Applying this strategy, the Company has made significant progress, even though the restaurant industry as a whole continues to go through a difficult period. Despite this progress, much work remains to be done and we continue to respectfully ask for your patience and support.

     We urge you read the attached Schedule 14D-9 with care so that you will be fully informed as to the Board's recommendation. We will keep you advised of any changes in NBO's offer or our recommendation with respect to the offer, as well as any other significant developments.

     IN SUM, WE STRONGLY URGE YOU TO ONCE AGAIN SHOW NBO THAT YOU HAVE NO INTEREST IN ITS INADEQUATE AND HIGHLY CONDITIONAL OFFER AND RECOMMEND THAT YOU DO NOT TENDER ANY OF YOUR SHARES. BY REFUSING TO TENDER YOUR SHARES, YOU CAN SEND A CLEAR MESSAGE TO NBO THAT IT IS TIME FOR MANAGEMENT TO GET BACK TO WORK.

     If you have any questions or need further assistance please call our information agent, Georgeson Shareholder Communications, Inc., toll free at
(800) 223-2064.

     We thank you for your continued support.

                                     On Behalf of your Board of Directors,

                                     [/s/ Daniel B. Fitzpatrick]

                                     Daniel B. Fitzpatrick
                                     Chairman, President & CEO

May 22, 2000

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